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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                Amendment No. __

                            AFFYMETRIX, INCORPORATED
                               SERIES AA PREFERRED
                                CUSIP: 00826T207

                                 April 27, 1998

Check the following box if a fee is being paid with this statement [ ]


(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons
                                                            Wachovia Corporation
                                                                      56-1473727
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) N/A

                                                                         (b) N/A

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(3)      SEC Use Only

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(4)      Citizenship or Place of Organization

                                                                  North Carolina
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Number of Shares       (5)     Sole Voting Power
                       ---------------------------------------------------------
Beneficially           (6)     Shared Voting Power                     1,634,522
                       ---------------------------------------------------------
Owned by               (7)     Sole Dispositive Power
                       ---------------------------------------------------------
Each Reporting         (8)     Shared Dispositive Power
                       ---------------------------------------------------------
Person With

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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,634,522

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(10)     Check if Aggregate Amount in Row 9 Excludes Certain Shares (See
         Instructions)

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(11)     Percent of Class Represented by Amount in Row 9
                                                                            100%

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(12)     Type of Reporting Person (See Instructions)
                                                                              HC

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ITEM 1 (A)        NAME OF ISSUER:

                         See cover page.

ITEM 1 (B)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                         3380 Central Expressway
                         Santa Clara, California  95051

ITEM 2 (A)        NAME OF PERSON FILING:

                  A.     See cover page.

ITEM 2 (B)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  A.     100 North Main Street
                         Winston-Salem, North Carolina 27150-3099

ITEM 2 (C)        CITIZENSHIP:

                  A.     See cover page.

ITEM 2 (D)        TITLE OF CLASS OF SECURITIES:

                         See cover page.

ITEM 2 (E)        CUSIP NUMBER:

                         See cover page.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-3(B), CHECK WHETHER THE PERSON FILING IS A:

                  (G)    (X)     PARENT HOLDING COMPANY, IN ACCORDANCE WITH
                                 240.13D-1(B)(II)(G) (NOTE: SEE ITEM 7)

ITEM 4            OWNERSHIP.

                  IF THE PERCENT OF THE CLASS OWNED, AS OF DECEMBER 31 OF THE YEAR COVERED BY THE STATEMENT, OR AS OF THE LAST DAY OF ANY MONTH DESCRIBED IN RULE 13D-1 (B)(2), IF APPLICABLE, EXCEEDS FIVE PERCENT, PROVIDE THE FOLLOWING INFORMATION AS OF THAT DATE AND IDENTIFY THOSE SHARES WHICH THERE IS A RIGHT TO ACQUIRE.

                  WACHOVIA CORPORATION

                  (A)       AMOUNT BENEFICIALLY OWNED:       See cover page

                  (B)       PERCENT OF CLASS:                See cover page

                  (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:



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                  (I)       SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                 See cover page

                  (II)      SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                 See cover page

                  (III)     SOLE POWER TO DISPOSE OR TO DIRECT THE
                            DISPOSITION OF

                                 See cover page

                  (IV)      SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                            OF

                                 See cover page


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                         N/A

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                         N/A

ITEM 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                  WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  The securities to which this report relates are held by Wachovia Bank, N.A. (IRS identification #56-0927594) as trustee.

                  This filing should not be construed as an admission that the trustees or their parent, Wachovia Corporation, are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities covered by this statement.

ITEM 10           CERTIFICATION:

                  BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:    April 27, 1998

     FOR:     Wachovia Corporation


     BY:      /s/ Ricky B. Nicks
              ------------------------------------------
              Attorney-in-Fact
              Ricky B. Nicks, Executive Vice President
              Wachovia Operational Services Corporation
              (Authorized by Wachovia Corporation under a limited power of attorney - copy attached).


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                           LIMITED POWER OF ATTORNEY

         The undersigned, on behalf of Wachovia Corporation, hereby constitutes and appoints Ricky B. Nicks, Executive Vice President, Wachovia Operational Services Corporation, as attorney in fact to execute and cause to be filed from time to time with the United States Securities and Exchange Commission (the "Commission") in the name, place and stead of Wachovia Corporation, reports pursuant to Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended, and to the rules and regulations thereunder, as to beneficial ownership of securities. This power shall remain in force until revoked and may be relied upon by the Commission as being in force until it is notified in writing of such revocation.

         IN WITNESS WHEREOF, the undersigned has herewith set his hand on the 12th day of February, 1996.


                                         WACHOVIA CORPORATION


                                         By: /s/ L. M. Baker, Jr.
                                         ----------------------------------
                                                 L. M. Baker, Jr.
                                                 President and
                                                 Chief Executive Officer

Attest:


/s/ Alice Washington Grogan
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Secretary


(Corporate Seal)

STATE OF NORTH CAROLINA
COUNTY OF FORSYTH


         On this 12th day of February, 1996, personally appeared before me the said named L. M. Baker, Jr., President and Chief Executive Officer of Wachovia Corporation, to me known and known to me to the the person described in and who executed the foregoing instrument and he acknowledged he executed the same and being duly sworn by me, made the oath that the statements in the foregoing instrument are true.

My commission expires: October 23, 1999

/s/ Vickie M. Hampton
--------------------------
Notary Public


(Official Seal)